EXHIBIT 23.1

The Board of Directors
Morningstar, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333‑124783 and No. 333-176203) of Morningstar, Inc. of our report dated February 26, 2016, with respect to the consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015, annual report on Form 10‑K of Morningstar, Inc.

Chicago, Illinois
February 26, 2016